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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of November 2003

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X           Form 40-F
                                 ---                    ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                          Yes                 No  X
                              ---                ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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DEBT TO EQUITY SWAPS FOR SSANGYONG CORPORATION

Since late 2002, creditors committees of Ssanyong Group has been participated in the workout program of the Group in which Ssanyong Corporation is one of the member companies. Chohung Bank, our major bank subsidiary is the largest creditor of Ssanyong Corporation and, as such, is the lead creditor bank under the workout program applicable to Ssangyong Group Companies.

Pursuant to the terms of workout program of Ssanyong Corporation, Chohung Bank decided to conduct debt-to-equity swaps in December 2003. The followings are the details of debt-to-equity swaps of Ssanyong Corporation as the company relates to Chohung Bank.



1. Total Amount of Debt-to-Equity Swap:                   KRW 79,570,000,000

2. Total number of shares held by Chohung Bank will not be changed after the debt-to-equity swap, as only convertible bonds are issued.

3. Effective Date for the Debt-to-Equity Swap:            December 9, 2003

4. Date of Approval:                                      November 24, 2003


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date: November 26, 2003